[Ameritas Life Insurance Corp. Logo]
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                                        P.O. Box 81889 / Lincoln, NE  68501-1889
                                         5900 O Street / Lincoln, NE  68510-2234
                                                                  (402) 467-1122

April 18, 2012

                                                            Via EDGAR and e-Mail



Jeffrey A. Foor, Senior Counsel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549


Re: The Union Central Life Insurance Company ("Union Central Life") and Carillon Account, 1940 Act No. 811-04063
        Advantage VA III Flexible Premium Deferred Variable Annuity,
        1933 Act No. 333-118237
        Post-Effective Amendment No. 13 on Form N-4 Pursuant to Rule 485(a) Response to Commission Staff Comments

Dear Mr. Foor:

Ameritas Life Insurance Corp. ("Ameritas Life") provides administrative and legal services for its affiliates, including Union Central Life, which is a wholly owned subsidiary of Ameritas Life.

This letter is in response to Commission staff review comments received by telephone on April 13, 2012, for the above-referenced amendment filed February 29, 2012. We have attached selected text from the prospectus showing revisions related to these comments and responses. We also plan to file a Rule 485(b) post-effective amendment with the revisions on or about April 25, 2012.

1. You commented that a footnote on page 6 of the prospectus refers to changes that occurred in 2010 and suggested that the footnote be revised to reflect the past tense of the conditions. The same text is also found on page 15 of the prospectus.

          Response: We have revised the sentences on page 6 and page 15 to read as follows:
          Beginning January 1, 2010, current GLWB Rider fees became effective on the next rider anniversary for all GLWB Riders except those already in the Withdrawal Phase.

2. You commented that the minimum and maximum underlying portfolio expenses should be updated in the chart on page 7. You also commented that the note for the minimum portfolio expense used in the Examples chart should include a statement that waivers and reimbursements affecting the amount will remain in place for at least one year after the effective date of the prospectus.

          Response: We have added minimum and maximum underlying portfolio expenses to the chart that is part of the Rule 485(b) filing planned for April 25th. We have also added the following sentence to our disclosure regarding the minimum expense Examples:
          The adviser for the Portfolio with the minimum fees after waivers or reductions has contractually agreed to limit direct net annual portfolio operating expenses through April 30, 2013.

3. You asked what happens with Policy Owners who have GLWB riders invested in the discontinued asset allocation model.

          Response: The Rule 485(a) filing deleted the name of the discontinued model both in the Asset Allocation Program section of the prospectus, on page 22, and in the GLWB Rider section, on page 25. The model is being discontinued only for Policy Owners in states other than the State of New York who have active GLWB riders. Therefore, we believe the general comment is addressed appropriately in the GLWB Rider section of the prospectus, in the fourth paragraph of the sub-section on Asset Allocation. This paragraph was initially reviewed by SEC staff following our August 17, 2007 Rule 485(a) amendment to add the GLWB rider and again following our February 27, 2008 Rule 485(a) amendment. The paragraph was revised between the two filings in order to include the parenthetical sentence regarding New York Contracts. The 2008 (and current) paragraph states:
               We have the right to discontinue access to an asset allocation model. (We will not discontinue asset allocation models for Contracts issued in the State of New York.) If an asset allocation model will be discontinued, we will notify you within 30 days prior to the change. If after 30 days you have not selected another allowable asset allocation model, we will transfer all funds from the discontinued asset allocation model to a default model as specified in the notice. You may later request to transfer your total Accumulation Value from the default model to any of the remaining asset allocation models.
          On March 16, 2012, we filed a Rule 497(e) supplement including the required advance notification and reiterating this process in regards to the discontinued model. We distributed the supplement to Policy Owners on or about April 1, 2012.

4. You asked that we explain why we are decreasing the number of models and requested that we name the default model in the prospectus.

          Response: The decision to decrease the number of models is a business matter that has been considered as a possibility for this feature since its inception, as noted in the response to Comment 3, above and as stated in the supplement that we provided to contract owners, which supplement includes the following text that is applicable to this comment:

               Effective May 1, 2012, the Capital Growth asset allocation model will no longer be available for use with a Guaranteed Lifetime Withdrawal Benefit ("GLWB") rider that is active. A GLWB rider is active when it is in the Accumulation Phase or the Withdrawal Phase. Balanced, Moderate, and Conservative asset allocation models remain available for GLWB riders that are active.

               Therefore, the Asset Allocation Program and GLWB Rider sections of your prospectus are revised by deleting the Capital Growth model from the list of models available for use with an active GLWB rider.

               If you are invested in the Capital Growth model and you do not select an available allocation model prior to May 1, 2012, we will transfer your total Contract value from the Capital Growth model to the Balanced model at the close of business on April 30. You may later request to transfer your total Contract value from the Balanced model to either of the remaining asset allocation models (Moderate or Conservative).

               We have the right to discontinue access to an allocation model (except for Contracts issued in the State of New York). The prospectus requires that we notify you within 30 days prior to the change if an allocation model will be discontinued. (Please see the GLWB Rider section of the prospectus, specifically the sub-section on Asset Allocation.)

               The Capital Growth model is discontinued only for Contract Owners who have active GLWB riders.

          We also have added the following text to the prospectus we plan to file April 25th:

               We provided notice through a supplement dated March 16, 2012 that we planned to discontinue the Capital Growth model for GLWB riders active in states other than New York. Contract Owners using that model could select any remaining asset allocation model available with the GLWB rider. If another available asset allocation model was not selected prior to May 1, 2012, we transferred total Contract value from the Capital Growth model to the Balanced model at the close of business on April 30. Contract Owners with values transferred by us to the Balanced model may request to transfer of total Contract value from the Balanced model to either of the remaining asset allocation models (Moderate or Conservative).

5. You asked, regarding the decision to discontinue an asset allocation model as an option for policies in the active GLWB rider phase, that we confirm that the adviser rather than the insurance company determined the default model.

          Response: This is to confirm that, with regard to the default model that will be applicable when an allocation model is discontinued, Ameritas Investment Corp. obtains advice from Summit Investment Advisors, Inc. (Summit) concerning the fund specific model recommendations, and the hedging associated with the Guaranteed Lifetime Withdrawal Benefits Rider. This includes advice concerning whether a particular model should be discontinued, and which model should be the default model. In developing its recommendations, Summit may consult with unaffiliated third parties to obtain information on asset class-level allocation weightings and impact of the models on insurance reserves. Ameritas Investment Corp. makes a determination based on the advice it receives from Summit.

6. You asked how the Contract Owner would make an asset allocation election, given a limited role by the adviser, regarding the following paragraph on page 25, that states "The conditions of the Asset Allocation Program will apply. However, changes to your allocations outside the allowable models will terminate the rider. Only you can select the allowable asset allocation model best for you. AIC will not make this decision for you,"

          Response: Information provided in the supplement, discussed in Comment 4, above, plus the paragraph that we are adding to the prospectus, also discussed in our response to Comment 4, explain Contract Owner rights to determine a new asset allocation model.

We acknowledge: that the separate account is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the separate account may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or comments concerning this filing, please telephone me at 402-467-7847. Thank you for your assistance.

Sincerely,

/s/ Ann D. Diers

Ann D. Diers
Vice President & Associate General Counsel, Variable Contracts & AIC